Exhibit 99.1

Enlivex Announces Second Quarter 2021 Financial Results and Provides a Business Update

●	Top-line results from Phase IIb sepsis trial expected in Q2 2022

●	Phase IIb trial in severe and critical COVID-19 patients planned for initiation in Q3 2021

●	Initiation of a Phase Ib trial evaluating AllocetraTM in combination with chemotherapy in solid peritoneal tumors planned for Q4 2021

●	Phase Ib trial evaluating AllocetraTM in combination with immune checkpoint inhibitors planned for initiation in the first half of 2022

●	Initiated design and construction process for a new cGMP AllocetraTM manufacturing plant

Nes Ziona, Israel, August 9, 2021 (GLOBE NEWSWIRE) -- Enlivex Therapeutics Ltd. (Nasdaq: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, today announced that financial results for the second quarter ended June 30, 2021 were filed with the SEC on August 6, 2021 and provided a business update.

“We are very pleased with our recent progress, which has placed us on track to achieve a steady cadence of value creating milestones,” said Oren Hershkovitz, CEO of Enlivex. “Our placebo-controlled Phase IIb sepsis trial is ongoing, with top-line data expected in the second quarter of 2022. We are also on track to initiate a Phase IIb trial evaluating AllocetraTM as a treatment for severe/critical COVID-19 patients in Israel in Q3 of this year, and we plan to expand the trial to include European sites thereafter. These trials are each supported by compelling clinical data that highlight the broad applicability of Allocetra’s immunotherapeutic mechanism of action.”

Dr. Hershkovitz continued, “Alongside our clinical progress, we have also generated preclinical data highlighting Allocetra’s potential to synergistically enhance the efficacy of cancer therapies. By combining AllocetraTM with these therapies, we believe we can improve response rates and provide effective therapeutic options to patients who currently have none available. We look forward to evaluating this hypothesis through our planned Phase Ib solid tumor trial. With a strong financial position and talented leadership team, we believe we are well positioned to advance these and our other clinical studies as we work to become a leader in cell therapies for infectious, inflammatory and oncologic diseases.”

Business Highlights and Upcoming Milestones

Sepsis:

●	Sepsis is a life-threatening disease with no FDA approved therapies and a high unmet need. Each year, more than 1.7 million adults in the United States develop sepsis, with more than 270,000 dying of the disease. Enlivex’s immunotherapy product candidate AllocetraTM is being evaluated in a placebo-controlled, randomized, dose-finding, multi-center, Phase IIb trial in patients with pneumonia-associated sepsis. The trial, which has multiple sites currently open for enrollment, is expected to include 120 to 160 patients across four cohorts receiving varying doses of AllocetraTM or placebo, all in addition to standard-of-care therapy. The trial’s two primary endpoints include both safety (number and severity of adverse events and severe adverse events), and efficacy (change from baseline in sequential organ failure (SOFA) score) assessments throughout a 28-day follow-up period. The trial is supported by previously reported positive results from a Phase Ib investigator-initiated trial showing vastly improved clinical outcomes, including SOFA scores, duration of hospitalization, and mortality, in AllocetraTM-treated sepsis patients compared to a group of matched historical controls that received standard-of-care therapy. Top-line results from the Phase IIb study are expected in Q2 2022.

COVID-19:

●	Enlivex believes that COVID-19 will migrate from a pandemic to an endemic, with multiple variants continuing to circulate throughout the population. Further, AllocetraTM has demonstrated the potential to address a critical unmet need for COVID-19 patients in severe or critical condition, who don’t have many effective treatment options available today. In late 2020 and early 2021, Enlivex reported positive top-line results in 21 patients from Phase Ib and Phase II investigator-initiated trials in COVID-19 patients in severe/critical condition. Aggregate data from the two trials showed a 0% (0/21) mortality rate at the end of the 28 days follow-up period and that 90.5% (19/21) of patients recovered from their respective severe/critical condition and were discharged from the hospital after an average of 5.6 days following AllocetraTM administration.

To facilitate the advancement of its COVID-19 program, Enlivex has submitted a regulatory filing with the Israeli Ministry of Health to initiate a placebo-controlled, double-blinded, randomized, multi-center Phase IIb trial in COVID-19 patients in severe/critical condition with associated acute respiratory distress syndrome (ARDS). The trial will be designed to recruit up to 152 patients (76 AllocetraTM plus standard-of-care, 76 placebo plus standard-of-care). In addition, the Company plans to add several European clinical sites as part of this study, and is in discussions with the European Medicines Agency (EMA) and certain local European regulators for this purpose. The Phase IIb clinical trial will have two primary endpoints: ventilation-free survival and recovery for each of the two sub-populations of patients in the study (severe and critical), and could potentially be sufficient for obtaining emergency or conditional marketing authorization for either patient sub-population, though no guidance as per the potential for such emergency or conditional marketing authorization has been provided by the Israeli Ministry of Health or European regulators.

Solid tumors:

●	Alongside some industry experts, Enlivex believes that one of the main problems with the lack of efficacy of immunotherapies targeted at patients with various solid tumor malignancies is the negative reprogramming of macrophages in the tumor microenvironment. This negative reprogramming results in proliferation of pro-tumor macrophages, contributing to drug resistance, preventing disease resolution, and promoting disease severity. Data from initial preclinical solid tumor models suggest that AllocetraTM has the potential to reprogram such macrophages back to their respective homeostatic state, and thereby may assist in disease resolution and offer patients that do not respond well to existing FDA-approved immunotherapies with an effective treatment option. Based on these and other data, Enlivex plans to initiate a Phase Ib trial evaluating AllocetraTM in combination with a chemotherapy in solid peritoneal tumors in Q4 2021, and a Phase Ib trial evaluating AllocetraTM in combination with an immune checkpoint inhibitor H1 2022.

Corporate:

●	Subsequent to the quarter end, Enlivex initiated the design and construction process for a new cGMP AllocetraTM manufacturing plant in Israel. The Company intends to use the additional manufacturing capacity to support ongoing clinical trials, future clinical trials and initial commercial production of AllocetraTM that may occur if it receives applicable regulatory approvals. The planned new facility will initially be approximately 17,000 square feet, and will have the ability to be expanded to approximately 21,500 square feet in the future.

●	Subsequent to the quarter end, Enlivex hired biotech-industry veteran Tzvi Palash as Project Lead to manage the design and construction of the Company’s new cGMP AllocetraTM manufacturing plant. Mr. Palash joined Enlivex from Gamida Cell, where he served as Chief Operating Officer.

●	In May 2021, Enlivex was awarded an Israel Innovation Authority (IIA) Grant of approximately $1.1 million to support the clinical development of AllocetraTM in sepsis. To date, the Company has received a total of approximately $7.6 million in non-dilutive grants from the IIA for clinical trials and product development, excluding this recently approved grant.

●	Throughout the second quarter, Enlivex’s global intellectual property portfolio around AllocetraTM was strengthened by the issuance of two patents. The first of these patents was granted in Canada (Canadian patent No. 2,893,962) and covers pharmaceutical compositions, manufacturing methods, and uses of AllocetraTM. The second patent, which was granted in Europe (European patent No. 3,258,943), covers therapeutic compositions of AllocetraTM and chimeric antigen receptor (CAR)-T immunotherapies for inhibition or reduction of cytokine storms associated with CAR-T therapies for cancer.

Second Quarter 2021 Financial Results

●	Research and development expenses were $2.539 million for the three months ended June 30, 2021, compared to $1.257 million for the same period in 2020. The increase was primarily attributable to increase in salaries, increase in expenses associated with pre-clinical studies, clinical studies and consumption of materials, and increase in stock-based compensation to employees offset by an increase in grants from the Israel Innovation Authority.

●	General and administrative expenses were $1.269 million for the three months ended June 30, 2021, compared to $0.976 million for the same period in 2020. The increase was primarily due to increase in stock-based compensation to employees and directors, and in insurance expenses.

●	Net loss for the three months ended June 30, 2021, was $3.108 million, compared to a net loss of $3.041 million for the three months ended June 30, 2020.

●	As of June 30, 2021, Enlivex had cash and marketable securities of $90.6 million. The Company believes that its existing cash and marketable securities will be sufficient to fund its operating expenses and capital expenditure requirements through 2023.

ABOUT ALLOCETRATM

AllocetraTM is being developed as a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Diseases such as solid cancers, sepsis, COVID-19 and many others reprogram macrophages out of their homeostatic state. These non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, AllocetraTM has the potential to provide a novel immunotherapeutic mechanism of action for life-threatening clinical indications that are defined as “unmet medical needs”, as a stand-alone therapy or in combination with leading therapeutic agents.

ABOUT ENLIVEX

Enlivex is a clinical stage immunotherapy company developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement:  This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, the expected timing of clinical trials’ results for, and market opportunities for, ALLOCETRATM programs, as well as potential changes in the severity level of the COVID-19 pandemic (including due to new variants of the virus) and the effect of such changes on pace of patient recruitment into clinical trials, manufacturing delays, and changes in market opportunities. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may be delayed and/or not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties.  In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission.  The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT

Shachar Shlosberger, CFO

Enlivex Therapeutics, Ltd.

shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT

Eric Ribner

LifeSci Advisors

eric@lifesciadvisors.com

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